September 19, 2023

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 24, 2023

File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company” and, collectively with its subsidiaries and affiliates, “Landstar”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated August 29, 2023, relating to the Company’s Annual Report on Form 10-K for the annual period ended December 31, 2022 (the “2022 Form 10-K”) filed with the Commission on February 24, 2023, as discussed with the Staff on September 18, 2023. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements

Consolidated Statements of Income, page 40

1.

We note that you have omitted the required disclosures of basic earnings per share and details of the underlying computations from your annual and subsequent interim reports and expect you will need to amend these filings to include this information.

Please revise the Consolidated Statements of Income to include basic earnings per share for each period, in addition to the diluted earnings per share that is currently presented, to comply with FASB ASC 260-10-45-2 and Rule 5-03.25 of Regulation S-X.

Please revise the notes to the Consolidated Financial Statements to include a reconciliation of the numerators and denominators of the basic and diluted per-share computations for each period to comply with FASB ASC 260-10-50-1.

You may refer to FASB ASC 270-10-50-1(b) and Rule 10-01(b)(2) of Regulation S-X if you require further clarification or guidance on the interim reporting requirements.

We believe that you will need to consult with your auditor regarding changes to your financial statements and arrange to obtain and file an updated or dual dated audit opinion that extends audit coverage to this additional information.

Response:

As reflected in the Staff’s comment, the Company’s Consolidated Statements of Income included in its 2022 Form 10-K reported “Diluted earnings per share” for the fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020. The Company confirms to the Staff that in each such fiscal year, and in all subsequent interim periods, basic earnings per share (“basic EPS”) and diluted earnings per share (“diluted EPS”) were the same amount, and as further discussed below, there were no items to reconcile between the basic and diluted weighted-average number of common shares outstanding with respect to any of the fiscal periods presented. As a result, as further discussed below, the Company does not believe amendment of historical filings is necessary and proposes to include clarifying revisions in its future filings.

The Company has historically reported diluted EPS, as this information is of significant interest to investors. FASB ASC 260-10-45-7 states that “[i]f diluted EPS is reported for one period, then it must be reported for all periods presented, even if they are the same amounts as basic EPS.” The immediately following sentence of FASB ASC 260-10-45-7 states that “If basic and diluted EPS are the same amount, dual presentation can be accomplished in one line item on the income statement.” When read together, these two sentences have been interpreted by the Company to permit the presentation of a single line item referred to as “Diluted earnings per share”.

To address the Staff’s comment and to remove any potential confusion, the Company proposes in future filings to change the caption on the Consolidated Statements of Income from “Diluted earnings per share” to “Basic and diluted earnings per share”.

With respect to the Staff’s comment requesting the inclusion of a reconciliation of the numerators and denominators of the basic and diluted per-share computations for each period presented, the Company respectfully advises the Staff of its belief that no such reconciliation is required or possible, as there are no items to reconcile for any of the periods presented in the 2022 Form 10-K.

FASB ASC 260-10-45-10 provides that basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the applicable period.

FASB ASC 260-10-45-16 provides that the computation of diluted EPS is similar to the computation of basic EPS except that the denominator (i.e., weighted-average number of common shares outstanding) is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

In each of the periods presented in the 2022 Form 10-K, the weighted-average number of common shares outstanding (i.e., the denominator) is the same for purposes of the calculations of both basic EPS and diluted EPS. This is because, as disclosed on page 47 of the 2022 Form 10-K:

“Earnings per common share are based on the weighted average number of shares outstanding, including outstanding non-vested restricted stock and outstanding Deferred Stock Units. Diluted earnings per share are based on the weighted average number of common shares and Deferred Stock Units outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options. During the fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020, in reference to the determination of diluted earnings per share, the future compensation cost attributable to outstanding shares of non-vested restricted stock exceeded the impact of incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options.”

In other words, the impact on EPS of future compensation expense related to outstanding, unvested time-based awards is greater than the incremental impact of outstanding dilutive stock options in all periods presented, and would therefore have an anti-dilutive effect on EPS if included in the calculation of EPS. Accordingly, as per FASB ASC 260-10-45-17, the computation of diluted EPS should not assume conversion, exercise, or contingent issuance of these securities as the inclusion of such securities would have an anti-dilutive effect on EPS.

Accordingly, the Company does not believe a reconciliation is required or possible in this instance to comply with FASB ASC 260-10-50-1, as there are no items to reconcile between either the numerators or the denominators of the basic and diluted EPS computations for any of the periods presented. To address the Staff’s comment regarding this matter, the Company proposes to clarify in future filings whether there are any reconciling items between the weighted-average number of common shares used in the basic EPS calculation and the diluted EPS calculation.

The Company does not intend to file amendments to the 2022 Form 10-K and subsequent interim reports, as the Company believes that doing so solely to revise the name of a line item from “Diluted earnings per share” to “Basic and diluted earnings per share” would be confusing to investors.

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If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1558.

Sincerely,

/s/ James P. Todd
James P. Todd
Vice President and Chief Financial Officer

cc:	Michael K. Kneller, Vice President, General Counsel and Secretary

Yolanda Guobadia, Division of Corporate Finance

Gus Rodriguez, Division of Corporate Finance

Steven J. Slutzky, Debevoise & Plimpton LLP

Benjamin R. Pedersen, Debevoise & Plimpton LLP

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